BOOKTECH COM INC - NT 10-Q - Notification of Late Filing   Date Filed: 8/15/2000
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number: 000-26903

                           NOTIFICATION OF LATE FILING





(Check One):     / / Form 10-KSB   / / Form 11-K   / / Form 20-F
                /X/ Form 10-QSB   / / Form N-SAR


For Period Ending:     June 30, 2001
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   / / Transition Report on Form 10-K        / / Transition Report on Form 10-Q
   / / Transition Report on Form 20-F        / / Transition Report on Form N-SAR
   / / Transition Report on Form 11-K

           Read the attached instruction sheet before preparing form.
                             Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________________________
     _______________________________________________________________________



                                     PART I.
                             REGISTRANT INFORMATION

Full name of registrant:  booktech.com, inc.
                          ------------------
Former name if applicable:

Address of principal executive office (Street and number):
42 Cummings Park

City, State and Zip Code: Woburn, Massachusetts 01801
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                                    PART II.
                             RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the

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BOOKTECH COM INC - NT 10-Q - Notification of Late Filing   Date Filed: 8/15/2000
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      prescribed due date; and

      / / (c) The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

                                    PART III.
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)




     The registrant is unable to file within the prescribed time period, without unreasonable effort and expense, it's Quarterly Report on Form 10-QSB for the period ended June 30, 2001 because of unanticipated difficulties and delays in collecting and formatting data.

     The Company expects to complete the filing of its Form 10-QSB for the quarter ended June 30, 2001 by the extended period allowed by Rule 12b-25.

                                    PART IV.
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Ted Bernhardt            (781)               933-5400
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                (Name)                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        /X/ Yes    / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /X/ Yes    / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                               booktech.com, inc.

We anticipate that there will be significant changes in our results of operations from the corresponding period for the last fiscal year, however at this time we are unable to offer any estimates, because of unanticipated difficulties and delays in collecting and formatting data.


                  (booktech.com,Inc.)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 2001              By:    /s/ Ted Bernhardt
                                       -----------------------------------------
                                          Ted Bernhardt
                                          Chief Financial Officer

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be type or printed beneath the signature. If the statement is signed on behalf of the

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BOOKTECH COM INC - NT 10-Q - Notification of Late Filing   Date Filed: 8/15/2000
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         registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




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